COPPER NORTH MINING CORP.

I, Dr. Gilles Arseneau of North Vancouver, British Columbia, hereby certify as an author of this “2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory”, dated 17 October, 2011, the following statements:

  I am an independent geological consultant with a business address at 2200- 1066 West Hastings Street, Vancouver, BC, V6E 3X2.

  I have a B.Sc. in Geology from the University of New Brunswick, 1979; a M.Sc. in Geology from the University of Western Ontario, 1984; and a Ph.D. in Geology from the Colorado School of Mines, 1995.

  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #25474.

  I have practiced my profession in mineral exploration continuously since graduation. I have over twenty years of experience in mineral exploration and I have over ten years of experience preparing mineral resource estimates using block-modeling software.

  I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43- 101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  I am responsible for section 14 of the Technical Report. I visited the Carmacks property on May 15 to 16, 2007.

  I have had prior involvement with the Property that is the subject of the Technical Report in that I am an author of a technical report and mineral resource estimate prepared for the Carmacks property in 2007.

  As of the date of this Certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  I am independent of the Issuer as described in Section 1.5 of NI 43-101.

  I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 17th day of October, 2011 at Vancouver, British Columbia.

“Original Document, signed and sealed by

Dr. Gilles Arseneau, P.Geo.”